John F. Kelly VICE PRESIDENT & CONTROLLER

January 12, 2007

Mr. Michael Moran
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

Re:          Anheuser-Busch Companies, Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 9, 2006
File No. 1-7823

Dear Mr. Moran:

Thank you for your follow-up letter dated January 4, 2007 to Mr. W. Randolph Baker concerning Anheuser-Busch’s responses to the SEC’s letter dated December 19, 2006, which referenced the company’s Form 10-K for the year ended December 31, 2005.

In your January 4, 2007 letter you requested Anheuser-Busch amend its current filing to incorporate financial statements for Grupo Modelo for the year 2003, pursuant to S-X Rule 3-09.

Per your request, Anheuser-Busch filed an amended Form 10-K/A on January 11, 2007 that incorporated the financial statements of Grupo Modelo for 2003. Due to Modelo not meeting the Rule 3-09 test of significance at the 20% level in that year, the Modelo 2003 financial statements are not audited under U.S. GAAS.

If you have any further questions or if you need any additional information, please contact me at (314) 577-3235.

Sincerely,

John F. Kelly
Vice President - Controller
and Chief Accounting Officer